FRED B. GREEN

FGREEN@BODMANLLP.COM

313-392-1056

BODMAN LLP

6TH FLOOR AT FORD FIELD

1901 ST. ANTOINE STREET

DETROIT, MICHIGAN 48226

313-393-7579 FAX

313-259-7777 PHONE

August 27, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Caraco Pharmaceutical Laboratories, Ltd.
Form 10-K for the Year Ended March 31, 2007
Filed May 14, 2007
File No. 001-31773

Dear Mr. Rosenberg:

This letter is on behalf of Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”) and responds to our recent telephone conversation with Ms. Kei Ino in which she stated that she would like Caraco to include in its future Forms 10-Q and Forms 10-K, Caraco’s applicable responses to SEC comments 3 and 4 as set forth in Caraco’s letters to you dated June 20, 2008, May 28, 2008, and April 28, 2008 relating to its research and development expenses. As noted in past correspondence, Caraco appreciates the opportunity to enhance its disclosures.

Caraco intends to include in future Forms 10-Q (as a separate note entitled ‘Research and Development Costs’) and in its Forms 10-K (as a note under the same heading), disclosure similar to the disclosure provided below until such disclosure is no longer applicable. In this connection, as we have disclosed to you in our responses to your comment letters and in our periodic SEC reports on Form 10-Q and Form 10-K, the technologies for all 25 products under the 2002 products agreement with Sun Global have been transferred to Caraco and have passed their respective bio-equivalency studies. The final technology was transferred to Caraco during the third quarter of Caraco’s fiscal year ended March 31, 2008. No more technology will be exchanged for Caraco preferred shares under the 2002 products agreement. In other words, the 2002 products agreement has been completed and no current or future non-cash research and development expense will be incurred by Caraco thereunder.

Mr. Jim B. Rosenberg

August 27, 2008

The note entitled ‘Research and Development Costs’ to be included in Caraco’s future periodic reports as set forth above is as follows:

RESEARCH AND DEVELOPMENT COSTS

Series B convertible preferred stock was issued to Sun Pharma and its affiliates under the Products Agreement between the Corporation and Sun Global in exchange for the technology of formulation products delivered by Sun Global to the Corporation. Such Products Agreement has been completed with the last technology transfer occurring during the third quarter of fiscal 2008. Accordingly, no further non-cash research and development expense will be incurred thereunder. The amount of non-cash research and development expense which was incurred for past technology transfers under the Products Agreement was charged to operations and was determined based on the fair value of the preferred shares on the date the respective product formula passed its bio-equivalency studies. The fair value of such shares was based upon a valuation performed by Donnelly Penman & Partners, an independent, third party valuation firm. The exchange of shares was prior to the initial ANDA submission to the FDA.

We were responsible for submission of these transferred formulations for FDA approval. In our experience, generally, the submission of an ANDA to the FDA is approximately thirty days after the receipt of notice that the proposed drug product formula passes its bio-equivalency study and accelerated stability studies. An ANDA contains data related to a generic drug product which is submitted to the FDA for review and approval. The FDA must first determine the completeness of the filing and may deny the filing if it is incomplete. There are various reviews that are completed, including bio-equivalency, chemistry, manufacturing, and labeling. The bio-equivalency of a generic drug product is established by measuring the rate and level of active ingredient(s) in the bloodstream of healthy human subjects over a period of time. These pharmacokinetic parameters and results are compared with the innovator’s drug product. The bio-equivalency results of the proposed generic drug product must meet pharmacokinetic standards set forth by the FDA. Accordingly, the generic version of a drug product must generally deliver the same amount of active ingredient(s) into the bloodstream within the same timeframe as that of the innovator drug product. Following an indication that the generic drug product has passed its bio-equivalency study, the generic drug product will undergo reviews for chemistry, manufacturing and labeling. In each case, the FDA has an opportunity to raise questions or comments, or issue a deficiency letter. In the event that one or more deficiency letters are issued by the FDA, the submission of the ANDA may be halted or delayed as necessary to accommodate the correction of any such deficiencies and the completion of any additional reviews required. Minor deficiencies traditionally could delay the approval anywhere from 10 days to 90 days or more. Major deficiencies could stop the evaluation process. A restart of the FDA review process after a major deficiency could take up to as many as 180 days or more. Generally, any deficiencies we have experienced have been minor, though at times, approvals have faced considerable delays. Based on these delays, the economic benefit may not be realized at its highest potential as

Mr. Jim B. Rosenberg

August 27, 2008

the delay could cause our approval to be behind our competition’s approval of the same generic product.

Based on the definition and characteristics of an asset, set forth in paragraphs 25 and 26 of Statement of Financial Accounting Concepts No. 6 issued by the Financial Accounting Standards Board (“FASB”), the Company did not capitalize the technology formulas transferred, as the probability of the future economic benefit to be derived from such formulations is uncertain at the time of technology transfer.

In addition, we have reported the technology transfers as research and development expenses pursuant to FASB 2, “Accounting for the Research and Development Costs.” In connection therewith, the research and development technology transferred by Sun Global under the Products Agreement was always specific research and development technology for a specific product formula. There were no alternative future uses (in other research and development projects or otherwise) for such products. For example, Caraco has never acquired technology from Sun Global with the purpose of selling such technology and, in fact, has never sold or held for sale any of the technology transferred by Sun Global to a third party. Caraco has always developed the research and development technology into manufactured product for its own business purposes.

Research and development costs settled in cash are charged to expense as incurred.

If you have any comments concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Fred B. Green
Fred B. Green

cc.	Daniel H. Movens, Chief Executive Officer

Mukul Rathi, Interim Chief Financial Officer